EXHIBIT 99.1

Knott Partners LLC 485 Underhill Boulevard Suite 205 Syosset, NY 11791 (516) 364-0303	Pinnacle Advisers, LP 4965 Preston Park Boulevard Suite 240 Plano, TX 75093 (972) 985-2121

February 12, 2008

Via Facsimile and Overnight Courier

Board of Directors

Dyadic International, Inc.

140 Intracoastal Pointe Drive

Suite 404

Jupiter, FL  33477-5094

Gentlemen:

As you know, we are two institutional investors with sizable holdings in the stock of Dyadic International, Inc. (“Dyadic” or the “Company”).  Together, our combined holdings account for approximately 9.5% of Dyadic’s total common stock and we are on file with the SEC as part of a group that represents in excess of 50% of the common stock.

We write to express our grave concerns regarding the current state of the Company and the direction in which it is moving.  As described below, we demand that a Board and management team be put in place that is capable of maximizing shareholder value in the near term.  Should the Company fail to meet this demand, we will take matters into our own hands to protect our investment and will hold all responsible officers and directors liable for breach of their fiduciary obligations.

As a threshold matter, we wish to address the myriad problems plaguing the Company.  Based on our review of the public record, we believe that the individuals leading the Company are entirely incapable of providing the stewardship needed to remedy the Company’s problems by either improving its business prospects or finding a viable strategic partner.

First, the Company’s current CEO, Wayne Moor, must be replaced. Mr. Moor apparently has no experience as a Chief Executive Officer of a public company, much less one in a state of distress such as Dyadic.  Mr. Moor’s experience as the CFO of various corporations in the hotel, rental car and floral industry does not translate over to running a global biotechnology company. He is obviously unprepared to deal with the challenges placed before him with respect to the management of Dyadic and appears to have made little or no effort to right this listing ship.

The Board has likewise failed to steer the Company out of perilous waters.  As we understand it, certain members of the Board, including Chairman Harry Rosengart and Richard Berman, have little or no ownership of Dyadic stock.  Instead, it appears that the holdings of these board members derive from board-granted stock options, all of which are deeply under water.  This lack of a meaningful interest in the Company helps explain the Board’s apparent indifference to protecting the interests of its shareholders.  Mr. Rosengart, Mr. Berman, and others, obviously lack the commitment and wherewithal necessary to find an appropriate strategic partner for Dyadic. We have no further patience for the fruitless efforts of these Board members and their advisors.

We also believe the Board has been needlessly distracted by personal squabbles and territorial gamesmanship regarding the Company’s founder, director Mark Emalfarb.  These squabbles have resulted in the unnecessary waste of corporate resources and ineffective management and operations related to the Company’s core business.  The Board has failed to use Mr. Emalfarb’s contacts and experience in the biotechnology industry to help the Company move forward from its currently impaired state. This failure is inexcusable given the Company’s current condition.

The Company also appears to have failed to keep shareholders properly apprised of relevant developments concerning its operations in accordance with SEC disclosure requirements.  In particular, the Company waited over two weeks to report that it had received a notice of default on a Revolving Note and Security Agreement that could potentially trigger payment obligations in excess of $2.4 million plus interest.  The Company also appears to have been late in reporting that T. Rowe Price had provided notice seeking to rescind its purchase of 1.2 million shares of stock and was demanding the return of over $5.6 million. See Dyadic International, Inc., Current Report (Form 8-K), at 3 (Oct. 18, 2007). These apparent reporting delinquencies only exacerbate what is already a painful situation for the shareholders.

Finally, the Board allowed the Company to be de-listed from the American Stock Exchange, despite being given six months to regain compliance with AMEX’s listing requirements.  This de-listing has proven devastating to the Company’s share price and significantly impaired the Company’s credibility in the market.  A Board with the true interests of the shareholders at heart would have taken all necessary steps to avert the Company’s fall from the AMEX.  This Board failed to do so.

In short, Dyadic’s Board and management have failed its shareholders and failed the Company.  We will no longer stand idly by while the value of the Company’s core business deteriorates due to the ineffectiveness of those entrusted to preserve it.  Changes must be made if value is to be restored. We therefore propose that the following steps be taken:

•                  Mr. Moor step down as CEO and the Board bring in a manager with substantial leadership experience in the biotech area and expertise in turnaround situations.

•                  Mr. Emalfarb be restored his full Board rights, particularly the right to participate in the pursuit of a strategic transaction.  To date, Mr. Emalfarb has effectively been excluded from participating in this process, despite his standing as the Company’s founder and largest shareholder, and the Board member with the most experience in the biotech business.

•                  Mr. Rosengart and Mr. Berman resign from the Board, leaving them free to pursue other business interests in which they actually have a vested stake in the performance of the company.

•                  The Board schedule a shareholders meeting to appoint a slate of directors that can successfully direct the Company towards a prosperous future.

Should the Board choose to ignore these requests, we will take whatever actions are necessary to protect our investment.  This includes holding board members and officers personally liable for their fiduciary failures concerning the governance and operation of the Company.

Please contact us within three business days to discuss these proposals.  This letter solely reflects the views of Knott Partners and The Pinnacle Fund, and does not reflect the views of other members of the group identified in the Schedule 13D filed with the SEC on October 31, 2007.

Sincerely,

/s/ Anthony Campbell	/s/ Barry Kitt
Anthony Campbell	Barry Kitt
Partner, Knott Partners LLC	Sole Member, Pinnacle Fund
and its Affiliated Funds	Management, LLC
General Partner, Pinnacle Advisers, LP
General Partner, The Pinnacle Fund, LP